GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated as of November 10, 2020 unless otherwise indicated and should be read in conjunction with the unaudited consolidated financial statements of GreenPower Motor Company Inc. (“GreenPower”, “the Company”, “we”, “our” or “us”) for the three months ended September 30, 2020 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and six months ended September 30, 2020 are not necessarily indicative of the results that may be expected for any future period. The consolidated financial statements are prepared in compliance with International Financial Reporting Standards.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttles, cargo vans and double-deckers. GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions. GreenPower integrates global suppliers for key components, such as Siemens or TM4 for the drive motors, Knorr for the brakes, ZF for the axles and Parker for the dash and control systems. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowerbus.com.

Operations

The following is a description of GreenPower’s business activities during the three months ended September 30, 2020. During the quarter the Company:

•	completed and delivered a total of 21 buses, including 20 EV Stars to Green Commuter, and one all-electric school bus to Creative Bus Sales;
•	received orders for 100 EV Stars and 10 all-electric B.E.A.S.T. school buses;
•	announced that the EV Star was selected as an eligible vehicle for the MBTA and Calact purchasing co-operative contract, which covers the purchase of up to 150 zero-emission vehicles per year;

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

•	entered into a dealership agreement with ABC Bus, Inc. covering the state of New York providing for the purchase of up to 100 vehicles over three years;
•	completed the first EV Star Cargo+ vehicle to serve the cargo and delivery market;
•
commenced planning and scheduling for increased production of EV Stars and B.E.A.S.T. school buses while continuing production of various models, including EV Star cab and chassis, EV Star+, and EV 250 thirty-foot low floor transit buses;

•	progressed the development of an autonomous EV Star with Perrone Robotics for Jacksonville Transit Authority;
•	completed demonstrations of a range of Greenpower vehicles to potential customers across several US states, laying the groundwork for potential future sales;
•	completed the Company’s uplisting to the Nasdaq stock exchange including an offering priced at $20.00 per share, raising gross proceeds $37.7 million before underwriting fees and expenses;
•	continued to effectively manage its business operations to navigate impacts from the COVID-19 pandemic.

GreenPower delivered 20 EV Stars to Green Commuter during the quarter and provided 3-year lease financing to fund a portion of the purchase price. The majority of the sales price of these vehicles was funded from HVIP vouchers totaling $2 million that were previously reserved from funds allocated to the program in 2019. Green Commuter intends to use these vehicles in its shuttle and van pooling business in California. During the quarter Greenpower also delivered an all-electric school bus to Creative Bus Sales that Creative Bus Sales will be using in sales demonstrations across California, in an effort to drive future sales of GreenPower’s all-electric school buses.

During the quarter GreenPower increased its sales backlog by entering into a sales contract with Green Commuter for 100 EV Stars, and a 10 all-electric B.E.A.S.T. school bus order with Creative Bus Sales. In addition, GreenPower’s EV Star was successful in being selected as an eligible vehicle for the MBTA and Calact purchasing cooperative RFP for zero-emission shuttles. This two-year contract allows for the purchase of up to 150 zero-emission vehicles per year by cooperative members, and Greenpower’s dealer Creative Bus Sales is one of only four dealers, representing select models of electric shuttles, including the EV Star, that can be sold under the contract.

During the quarter Greenpower also entered into a three-year dealership agreement with ABC Bus, Inc. covering the state of New York. The agreement provides for 100 vehicles to be purchased by ABC over the next 36 months. With this dealership agreement, Greenpower and ABC Inc. can sell Greenpower’s vehicles in the state of New York, which are eligible for several funding programs in the state including the NYSERDA program and the New York Voucher Incentive Program that provides incentives of up to $100,000 for the purchase of Class 4 electric trucks and transit buses and up to $90,000 for the purchase of Class 4 battery electric school buses and shuttle buses in the state.

On August 28, 2020 Greenpower completed the uplisting of its common shares to the Nasdaq stock exchange and priced an offering of common shares at $20 per share, raising gross proceeds of $37.7 million before underwriting fees and expenses. As part of the uplisting Greenpower completed a seven-for one share consolidation of its common shares, and after the uplisting the Company’s shares ceased to trade on the OTCQB exchange, and now trade on the Nasdaq exchange in the US under the ticker “GP” and the TSX-Venture exchange in Canada under the ticker “GPV”. Proceeds raised during the offering will be used for the production of Greenpower’s all-electric vehicles, product development, geographic expansion and for working capital.

During the quarter Greenpower continued to progress several production runs concurrently of various models, including EV Stars, EV Star cab and chassis, EV Star+, B.E.A.S.T. school buses, and EV 250 thirty-foot low floor transit buses. Immediately following the capital raise, management engaged with suppliers and contract manufacturers to plan for an expansion of all-electric vehicle production of various models, including increasing production to 20 EV Stars per month and 5 B.E.A.S.T. school buses per month. We anticipate that the EV Stars will start to deliver in two quarters, and this level of production represents potential revenue of over $8 million on a quarterly basis, and the initial production of 5 B.E.A.S.T.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

school buses per month, expected to start delivering in mid-2021, represents potential quarterly sales of over $5 million.

Both during and subsequent to quarter end, the planning has moved into implementation, and production has expanded across a range of product categories to build for existing contracts and anticipated future demand. Inventory has increased by approximately $2.0 million since the end of the quarter as these production runs have progressed. Greenpower’s management team was actively engaged in sales demonstrations of its full suite of vehicles in states across the country to build out its sales pipeline and lay the groundwork for potential future sales.

As at September 30, 2020 the Company had:

•	Three EV350’s, one all-electric shuttle, two EV Stars and ancillary equipment classified as property and ancillary equipment totaling approximately $723,300;
•	Finished goods inventory of approximately $1.5 million comprised of 3 EV Stars, 2 EV Star Cab and Chassis, 1 all-electric school bus, 1 EV350 and charging stations;
•	Work in process Inventory of $4.1 million including 10 CKD Units, 8 EV Star Plus, five EV 250s, production payments for the 100 EV Star project, and parts inventory.

Share Consolidation, Nasdaq Uplisting, and Financing

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company’s post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. A total of three fractional shares were cancelled as a result of the share consolidation. All references to share and per share amounts in this report have been retroactively restated to give effect to this share consolidation.

On August 28, 2020 the Company announced the pricing of its U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, which closed on September 1, 2020. Both the initial public offering and the concurrent private placement priced at $20.00 per share for gross proceeds of $37.7 million before underwriting discounts and other costs. On announcement of the IPO the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation share and the Company’s shares commenced trading on the Nasdaq stock exchange, ceased trading on the OTCQB exchange, and continued to trade on the TSX Venture Exchange.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company’s business, financial condition, or results of operations other than as disclosed herein under “Risk Factors” and the paragraph below.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

Results of Operations

For the three-month period ended September 30, 2020

For the three-month period ended September 30, 2020 the Company recorded revenues of $2,835,411 and cost of revenues of $1,951,692 generating a gross profit of $883,719 or 31.2% of revenues. Revenue was generated from the delivery of 20 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, from the sale of one all-electric school bus, from the sale of parts, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $860,243 relating to salaries, project management, accounting, and administrative services; transportation costs of $26,755 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $68,008 related to travel for project management, demonstration of company products, and trade shows; product development costs of $235,699; sales and marketing costs of $62,574; professional fees of $61,650 consisting of legal and audit fees; and office expense of $149,589 consisting of rent and other office expenses, as well as non-cash expenses including $117,737 of share-based compensation expense and depreciation of $117,471, generating a loss from operations before interest, accretion and foreign exchange of $836,391.

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $505,589, and a foreign exchange loss of $144,179 resulted in a loss for the period of $1,486,160. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual and amortization of deferred financing fees totaled $667,415 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $184,157 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the six-month period ended September 30, 2020

For the six-month period ended September 30, 2020 the Company recorded revenues of $5,107,666 and cost of revenues of $3,605,364 generating a gross profit of $1,502,302 or 29.4% of revenues. Revenue was generated from the sale of 38 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, from the sale of one all-electric school bus, from the sale of parts, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees  of $1,718,173 relating to salaries, project management, accounting, and administrative services; transportation costs of $53,496 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $104,861 related to travel for project management, demonstration of company products, and trade shows; product development costs of $456,808; sales and marketing costs of $53,044; professional fees of $158,076 consisting of legal and audit fees; and office expense of $200,548 consisting of rent and other office expenses, as well as non-cash expenses including $249,769 of share-based compensation expense and depreciation of $232,232, generating a loss from operations before interest, accretion and foreign exchange of $(1,711,536).

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $1,060,908, and a foreign exchange loss of $143,053 resulted in a loss for the period of $2,915,497.

The consolidated total comprehensive loss for the six-month period was impacted by $176,187 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

For the three-month period ended September 30, 2019

For the three-month period ended September 30, 2019 the Company recorded revenues of $5,430,503 and cost of revenues of $4,038,365 generating a gross profit of $1,392,138 or 26% of revenues. Revenue was generated from the sale of one EV 350, two all-electric school buses school buses and 24 EV Stars, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $780,466 relating to salaries, project management, accounting, and administrative services; transportation costs of $56,884 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $99,403 related to travel for project management, demonstration of company products, and trade shows; product development costs of $301,313; sales and marketing costs of $49,322; professional fees of $52,940 consisting of legal and audit fees; and office expense of $36,125 consisting of rent and other office expenses, as well as non-cash expenses including $53,025 of share-based compensation expense and depreciation of $160,661, generating a loss from operations before interest, accretion and foreign exchange of $198,001.

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $510,042, and a foreign exchange loss of $4,325 resulted in a loss for the period of $712,368. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual and amortization of deferred financing fees totaled $690,496 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $15,379 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

For the six-month period ended September 30, 2019

For the six-month period ended September 30, 2019 the Company recorded revenues of $7,880,454 and cost of revenues of $5,764,920 generating a gross profit of $2,115,534 or 27% of revenues. Revenue was generated from the sale of two EV 350s, two all-electric school buses and 27 EV Stars, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees  of $1,449,369 relating to salaries, project management, accounting, and administrative services; transportation costs of $118,864 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $187,750 related to travel for project management, demonstration of company products, and trade shows; product development costs of $515,726; sales and marketing costs of $146,480; professional fees of $113,632 consisting of legal and audit fees; and office expense of $93,608 consisting of rent and other office expenses, as well as non-cash expenses including $146,569 of share-based compensation expense and depreciation of $304,247, generating a loss from operations before interest, accretion and foreign exchange of $960,711.

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $1,010,654, and a foreign exchange loss of $4,487 resulted in a loss for the period of $1,975,852.

The consolidated total comprehensive loss for the six-month period was impacted by $10,868 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

The following tables provide a summary of selected information for the last eight quarters:

Three Months Ended			
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Financial results				
Revenues	$ 2,835,411	$ 2,272,255	$ 642,401	$ 4,977,548
Net income (loss) for the period	(1,486,160)	(1,429,337)	(2,114,027)	(1,056,087)
Basic and diluted earnings/(loss) per share*	$ (0.09)	$ (0.09)	$ (0.14)	$ (0.07)
Balance sheet data				
Working capital (deficit)	32,477,352	(707,573)	743,131	2,319,481
Total assets	43,044,685	14,473,657	13,207,679	16,811,834
Shareholders' equity	34,647,254	(2,396,707)	(1,174,956)	876,200

	Three Months Ended			
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Financial results				
Revenues	$ 5,430,503	$ 2,449,951	$ 2,486,611	$ 1,106,530
Net income (loss) for the period	(712,368)	(1,263,484)	(1,553,824)	(915,734)
Basic and diluted earnings/(loss) per share*	$ (0.05)	$ (0.09)	$ (0.12)	$ (0.07)
Balance sheet data				
Working capital (deficit)	1,648,610	2,775,679	(155,176)	(80,804)
Total assets	14,515,250	15,620,864	11,910,299	12,843,812
Shareholders' equity	1,951,725	2,439,746	(85,636)	414,804

* Based upon the weighted average number of shares issued and outstanding for the period, retroactively restated for the seven-for-one share consolidation completed on August 28, 2020.

The following tables summarize vehicle deliveries pursuant to vehicle leases and vehicle sales for the last eight quarters:

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

The following tables summarize cash expenses for the last eight quarters:

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

The following tables summarize adjusted EBITDA for the last eight quarters:

For the three months ended			
	Sept 30, 2020	June 30, 2020	March 31, 2020	Dec 31, 2019
Net loss for the period	$ (1,486,160)	$ (1,429,337)	$ (2,114,027)	$ (1,056,087)
Plus:				
Depreciation	117,471	114,761	116,338	157,970
Interest and accretion	505,589	555,319	549,139	574,031
Share-based payments	117,737	132,032	126,652	34,885
Warranty Accrual	97,268	77,377	(20,494)	166,662
Adjusted EBITDA (1)	$ (648,095)	$ (549,848)	$ (1,342,392)	$ (122,539)

	For the three months ended			
	Sept 30, 2019	June 30, 2019	March 31, 2019	Dec 31, 2018
Net loss for the period	$ (712,368)	$ (1,263,484)	$ (1,553,706)	$ (915,734)
Plus:				
Depreciation	160,661	143,586	172,607	114,239
Interest and accretion	510,042	500,612	428,668	375,601
Share-based payments	53,025	93,544	93,750	57,282
Warranty Accrual	188,554	38,864	88,589	38,420
Adjusted EBITDA (1)	$ 199,914	$ (486,878)	$ (770,092)	$ (330,192)

(1)
Non-IFRS Financial Measures: “Total Cash Expenses”, as defined above, and “Adjusted EBITDA” reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, and warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under

IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Liquidity

At September 30, 2020, the Company had a cash balance of $27,866,610 and working capital of $32,477,352. The Company’s line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements. The Company’s primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit, and as at September 30, 2020 available funds on the line of credit were $7,145,188. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

Capital Resources

Three months ended September 30, 2020 and up to the date of this report
Authorized: Unlimited number of common shares without par value Authorized: Unlimited number of preferred shares without par value

As at September 30, 2020, the Company had the following outstanding convertible debentures all with an 8% interest rate and a term of four years. The Convertible Debentures have effective rates ranging from 28.3% - 38.5%.

During the six-months ended September 30, 2020, the Company paid interest of $157,805 (September 30, 2019 - $172,328) and recognized accretion of $313,788 (September 30, 2019 - $263,362) related to the convertible debentures listed above.

During the six months ended September 30, 2020 the following common shares were issued from the exercise of convertible debentures:

•	43,956 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$200,000 (issued on May 31, 2017) which were converted at a price of CAD$4.55 per share;
•	18,214 common shares were issued pursuant to the conversion of a CAD$51,000 convertible debenture (issued on Sep 25, 2017) which was converted at a price of CAD$2.80 per share;
•	398,214 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,115,000 (issued on October 12, 2017) which were converted at a price of CAD$2.80 per share.

The Company anticipates that the remaining convertible debentures, including CAD$3,125,000 convertible into 882,555 shares that are held by insiders, will be converted into common shares of the Company on or before December 15, 2020.

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the “2016 Plan”) with a Rolling Stock Option Plan (the “2019 Plan”). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

On March 9, 2016, the shareholders approved the previous stock option plan which allowed for the issuance of up to 1,491,541 shares (the “2016 Plan”). On March 30, 2017, the shareholders approved an increase in the number of common shares available for issuance under the 2016 Plan from 1,491,541 to 1,950,910. On May 4, 2018, the number available for issuance was further increased to 2,129,999.

The Company had the following incentive stock options granted under the 2019 Plan and the 2016 Plan that are issued and outstanding as at September 30, 2020:

As at September 30, 2020, there were 852,856 stock options available for issuance under the 2019 plan.

During the six-month period ended September 30, 2020, 40,000 options were forfeited or expired.

On July 3, 2020 the Company granted:

•	51,429 stock options to employees with an exercise price of CDN$4.90 per share and with a term of 5 years, and which vest 25% after 4 months, and then 25% after years 1, 2, and 3, and
•
14,286 stock options to a consultant (IR provider) with an exercise price of CDN$4.90 per share and with a term of 2 years and which vest 25% at the end of every 3 months for a period of twelve months.

During the three months ended September 30, 2020, the Company incurred share-based compensation expense with a measured fair value of $117,737. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

As at September 30, 2020, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

During the six months ended September 30, 2020, a total of 472,386 warrants exercisable at CDN $5.25 per share expired unexercised.

During the six months ended September 30, 2020 the Company issued the following common shares from the exercise of warrants:

•	29,266 common shares were issued at a price of CDN$7.70 per share pursuant to the exercise of 29,266 warrants;

•	637,500 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 637,500 warrants, and

•	435,785 common shares were issued at a price of USD$2.6677 per share pursuant to the exercise of 435,785 warrants.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

1)	Salaries and benefits incurred with officers and a former officer are included in Administrative fees on the Consolidated Statements of Operations.

2)
Consulting fees included in professional fees and sales and marketing on the Consolidated Statements of Operations are paid to, management service companies of the CEO and Chairman, and to the former CEO of the Company to provide accounting, management and consulting services.

3)	Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at September 30, 2020 included CAD $Nil and USD $16,170 (March 31, 2020 – $71,697) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

As at September 30, 2020, a company beneficially owned by the CEO and Chairman of the Company had a loan outstanding to the Company with a total value of CAD $2,600,000 (March 31, 2020 - CAD $3,185,000 and USD $120,000). During the six months ended September 30, 2020 the Company received loans totaling CAD$50,000 and USD$100,000 and the Company repaid loans totaling CAD $635,000 and USD $220,000 from companies beneficially owned by the CEO and Chairman. Funds used to repay these loans were sourced from proceeds received from the exercise of warrants during the period ended September 30, 2020. During October the Company repaid the remaining loan from related parties of CAD$2,600,000 plus accrued interest. The source of funds for the repayment was from proceeds from the exercise of warrants and the balance from trade receivables received subsequent to the end of the quarter.

Loans payable to related parties of $2,136,868 (March 31, 2020 - $2,700,625) include the loans described above, including accrued interest, and other loans payable to directors and officers, companies controlled by directors and officers, which are unsecured, are non-interest bearing and have no fixed terms of repayment.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

A director of the Company and the Company’s CEO and Chairman have both provided personal guarantees of USD $2,510,000, or $5,020,000 in total to support the Company’s $8 million operating line of credit. In consideration for these guarantees, during 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that expire on June 29, 2021 and during 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

The outstanding balance of unconverted convertible debentures at September 30, 2020 (Note 14), includes CDN$3,125,000 (March 31, 2020 – CDN$3,125,000) principal balance owed to officers, directors and companies controlled by officers and directors.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

New and Amended Standards

Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2020:

IFRS 15 Revenue from Contracts with Customers provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. This standard is effective for reporting periods beginning on or after January 1, 2018.

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. This standard has an effective date of January 1, 2018.

IFRS 16 Leases was issued in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. This standard is effective for reporting periods beginning on or after January 1, 2019.

The adoption of the above accounting policies impacted the consolidated financial statements for the three months ended September 30, 2020 as described in the respective notes.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the September 30, 2020 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the liability portion of convertible debentures, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes. Critical estimates used in the preparation of these accounting statements include but are not limited to the following:

Critical accounting judgments

i.	the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;
ii.	the determination of the functional currency of each entity within the consolidated Company;
iii.	the Company’s ability to continue as a going concern.
iv.	The classification of leases as either financial leases or operating leases;
v.	The determination that there are no material undisclosed matters requiring recognition on the financial statements as either a provision, a contingent liability, or a contingent asset; and
vi.	The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivable, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities. As at September 30, 2020, the Company had working capital of $32,477,352.

The Company has exposure to the following financial instrument related risks.

Credit risk
The Company’s exposure to credit risk is on its cash, finance lease, and promissory note receivable. Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its promissory note receivable counterparty and lease counterparty on an annual basis and believes it is exposed to minimal credit risk.

Liquidity risk
The Company manages liquidity to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s cash balance and available liquidity on the Company’s operating line of credit. The Company’s cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company’s primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at September 30, 2020 the Company has a cash balance of $27,866,610 and available funds on its operating line of credit of $7,145,188.

Trade Tariffs
The Company manufactures and imports key components from overseas that are subject to tariffs on importation into the United States, and for which the Company is currently paying tariffs. In particular, the Company is subject to tariffs on goods imported from China, which increases the cost of these goods and negatively impacts the company’s profitability and financial position.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

Market risks
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company believes interest rate risk is not material.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At September 30, 2020, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars.

Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $448,000 to other comprehensive income/loss.

Capital Management

The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit. During the second quarter the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at September 30, 2020, the Company had a cash balance of $27,866,610, working capital of $32,477,352, retained earnings of ($26,768,131), and shareholder’s equity of $34,647,254. As a result of funds from the offering being deposited to an account that is linked to the Company’s operating line of credit, the balance was reduced to nil during the quarter. During the second quarter the Company received over $3.0 million from the exercise of warrants, and subsequent to quarter end we received an additional $0.2 million. These funds, combined with proceeds from the collection of accounts receivable subsequent to the end of the quarter, was used to repay loans to related parties by CAD$635,000 and USD$220,000 during the second quarter, and the remaining CAD$2,600,000 in loans to related parties was repaid subsequent to the end of the quarter. During the quarter over CAD$1.25 million dollars of our convertible debentures were converted into equity, further reducing leverage and interest expense. During the quarter we also provided the remaining convertible debenture holders with notice that we intend to repay the debentures on or before December 15th, and we anticipate that the remaining convertible debentures will be converted into equity on or prior to this date. The Company’s Interest and Accretion expense will decline as a result of these repayments and conversions, and we anticipate that the quarter ended March 31, 2020 will reflect a full quarter of these repayments and conversions. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. The Company is subject to externally imposed capital requirements with respect to its line of credit.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

Outlook

For the immediate future, the Company plans to:

•	Complete production and delivery of several models of EV Stars, BEAST school buses, and EV 250s, currently in various stages of production
•	Deliver the remaining vehicles in finished goods inventory
•	Expand assembly and manufacturing capabilities, including “Complete Knock Down” assembly of an EV Star
•	Continue to develop and expand sales opportunities and increase its sales backlog
•	Further develop its sales and marketing, engineering and technical resources

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 18,970,398 as of September 30, 2020. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of September 30, 2020, there are 1,044,214 options granted and outstanding. The total number of common share warrants outstanding as of the same date is 2,495,144.

As at November 10, 2020, the company had 19,095,553 issued shares, 1,044,214 options outstanding and  2,423,558 warrants outstanding.

Disclosure of Internal Controls

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.
In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.
a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company’s business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company’s strategic or operational objectives.

As a result of the acquisition of land in Porterville described in the Investing Activities section, the Company is subject to the risks normally associated with the ownership of land including requirements for governmental permits and approvals.

The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and will continue to have, a material adverse impact on our business and financial condition. The future impact of the COVID-19 global pandemic is inherently uncertain, and is expected to negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers ability to deliver products used in the manufacture of our all-electric vehicles in a timely manner, if at all, in our employees’ ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. In addition, COVID-19 has caused a significant reduction in public transit ridership, which is one of the primary market segments served by Greenpower, which may lead to reduced future sales to this segment, as transit properties adjust to changing demand for their services. we have taken steps to modify our business and staffing levels in order to manage impacts caused by the COVID-19 global pandemic and resulting government and regulatory health orders, these factors are expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Volatile Operating Results

Our orders with our customers may require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Current requirements and regulations may change or become more onerous

The Company’s products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding.  These requirements are subject to change and one regulatory environment is not indicative of another.

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features.  The Company competes in the non-diesel or alternative fuel segment of this market. Several of the company’s competitors, both publicly listed and privately owned, have recently raised a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market over the next several years.

Provision for Warranty Costs

The Company offers warranties on the vehicles it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company’s productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

Sales, Marketing, and Government Grants and Subsidies

Presently, the initial price of the Company’s products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

GreenPower Motor Company Inc.
Management’s Discussion and Analysis
For the period ended September 30, 2020
Discussion dated: as of November 10, 2020

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. However, the company may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on the Company’s financial statements. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia, and a company for which the prior CEO and Director of the Company is a director has filed a claim against the Company in the State of California. The Company does not expect the outcome of either its claim, or the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Tariffs and Trade Restrictions

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and will continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China and other countries to the United States, or the imposition of other types of trade restrictions, will cause further negative impacts to our gross margin, profitability, financial performance and financial position.